UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2015

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	August 14, 2015

Mizuho Financial Group, Inc.

By:	/s/ Junichi Shinbo
Name:	Junichi Shinbo
Title:	Managing Executive Officer / Group CFO

August 14, 2015

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Yasuhiro Sato, President & CEO
Head Office:	1-5-5 Otemachi, Chiyoda-ku, Tokyo
Stock Code Number: 8411
(Tokyo Stock Exchange (First Section))

Announcement regarding Capital Ratio as of June 30, 2015

Mizuho Financial Group, Inc. hereby announces Capital Ratio as of June 30, 2015, based on “Consolidated Financial Statements for the First Quarter of Fiscal 2015” disclosed on July 31, 2015, as shown in the appendix.

Contact: Mizuho Financial Group, Inc. Corporate Communications Division Public Relations Department Tel. 81-3-5224-2026

Appendix

Capital Ratio

Mizuho Financial Group

International Standard	Consolidated		(%, Billions of yen)

	As of June 30, 2015	Change	As of March 31, 2015
(1) Total Capital Ratio	14.57	(0.01)	14.58
(2) Tier 1 Capital Ratio	11.45	(0.05)	11.50
(3) Common Equity Tier 1 Capital Ratio	9.70	0.27	9.43
(4) Total Capital	9,459.0	(49.4)	9,508.4
(5) Tier 1 Capital	7,431.9	(68.4)	7,500.3
(6) Common Equity Tier 1 Capital	6,298.6	145.4	6,153.1
(7) Risk weighted Assets	64,899.3	(292.5)	65,191.9
(8) Total Required Capital (7)X8%	5,191.9	(23.4)	5,215.3
Mizuho Bank
International Standard	Consolidated			Non-Consolidated
	As of June 30, 2015	Change	As of March 31, 2015	As of June 30, 2015

(1) Total Capital Ratio	15.36	0.06	15.30	15.35
(2) Tier 1 Capital Ratio	12.19	0.06	12.13	12.03
(3) Common Equity Tier 1 Capital Ratio	10.52	0.10	10.42	10.38
(4) Total Capital	8,882.1	128.6	8,753.5	8,715.7
(5) Tier 1 Capital	7,053.1	110.0	6,943.1	6,827.9
(6) Common Equity Tier 1 Capital	6,084.0	118.3	5,965.7	5,891.8
(7) Risk weighted Assets	57,813.8	611.9	57,201.8	56,745.6
(8) Total Required Capital (7)X8%	4,625.1	48.9	4,576.1	4,539.6

Mizuho Trust & Banking
International Standard	Consolidated			Non-Consolidated
	As of June 30, 2015	Change	As of March 31, 2015	As of June 30, 2015

(1) Total Capital Ratio	19.91	0.70	19.21	20.08
(2) Tier 1 Capital Ratio	17.49	0.81	16.68	17.64
(3) Common Equity Tier 1 Capital Ratio	17.48	0.81	16.67	17.64
(4) Total Capital	515.0	3.4	511.6	506.3
(5) Tier 1 Capital	452.5	8.0	444.4	444.8
(6) Common Equity Tier 1 Capital	452.1	8.0	444.1	444.8
(7) Risk weighted Assets	2,585.8	(77.5)	2,663.4	2,520.9
(8) Total Required Capital (7)X8%	206.8	(6.2)	213.0	201.6